

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

<u>Via E-mail</u>
Daniel Meyers
Chief Executive Officer
The First Marblehead Corporation
800 Boylston Street, 34th Floor
Boston, Massachusetts 02199

      Re: The First Marblehead Corporation
                Form 10-K for the Fiscal Year Ended June 30, 2014
                Filed September 10, 2014
                File No. 001-31825

Dear Mr. Meyers:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Michael Volley

                                        Michael Volley
                                          Staff Accountant